Item 77Q1  The New Germany Fund, Inc.

INVESTMENT ADVISORY AGREEMENT

AGREEMENT dated as of February 1, 2012, between The New Germany Fund, Inc., a Maryland corporation (the “Fund”), and Deutsche Asset Management International GmbH, a German corporation (“DeAMI”).
WHEREAS, the Fund is a diversified closed-end management company registered under the Investment Company Act of 1940, as amended (the “Investment Company Act”);
WHEREAS, the Fund desires to retain DeAMI to render certain specified investment advisory services to the Fund; and
WHEREAS, DeAMI is willing to render such services to the Fund;
NOW, THEREFORE, the parties agree as follows:
1.           Investment Adviser. DeAMI, in accordance with the Fund’s stated investment objectives, policies and limitations, will make all decisions with respect to suitable securities for investment by the Fund and will transmit purchase and sale orders and select brokers and dealers to execute portfolio transactions on behalf of the Fund.
2.           Fees and Expenses.
2.1           The Fund will pay DeAMI an annual advisory fee hereunder of 0.80% of the Fund’s average weekly net assets up to and including U.S. $100 million, 0.60% of such assets in excess of U.S. $100 million and up to and including U.S. $500 million, and 0.55% of such assets in excess of U.S. $500 million, computed by or on behalf of the Fund on the basis of net asset value at the end of each week and payable at the end of each calendar month.
2.2           DeAMI shall bear all expenses of its employees and overhead incurred by it in connection with its duties under this Agreement and shall pay all salaries and fees of the Fund’s directors and officers who are interested persons (as defined in the Investment Company Act) of DeAMI. The Fund will indemnify DeAMI for all taxes (other than income taxes), duties, charges, fees and expenses (including, without limitation, broker fees, dealer fees, clearing bank fees and legal fees) DeAMI incurs in connection with the services provided under this Agreement. The Fund will bear all of its own expenses, including expenses of organizing the Fund; fees of the Fund’s directors who are not interested persons (as defined in the Investment Company Act) of any other party; out-of-pocket travel expenses for all directors who are not interested persons (as defined in the Investment Company Act) of any other party and other expenses incurred by the Fund in connection with meetings of directors; interest expense; taxes and governmental fees; brokerage commissions and other expenses incurred in acquiring or disposing of the Fund’s portfolio securities; expenses of preparing stock certificates; expenses of registering and qualifying the Fund’s shares for sale with the Securities and Exchange Commission and in various states and foreign jurisdictions; charges and expenses of the Fund’s legal counsel and independent auditors; custodian, dividend paying and transfer agent expenses; expenses of obtaining and maintaining stock exchange listings of the Fund’s shares; and the expenses of shareholders’ meetings and of the preparation and distribution of proxies and reports to shareholders. The obligations contained in this clause shall survive the termination of this Agreement.
2.3           Payments to DeAMI shall be made in U.S. Dollars to its account with Deutsche Bank AG, New York branch.
3.           Liability.
3.1           Neither DeAMI nor any of its officers, directors or employees shall be liable for any error of judgment or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except (i) that DeAMI shall be under a fiduciary duty with respect to receipt of compensation for services pursuant to Section 36 of the Investment Company Act, and shall therefore be liable for a loss resulting from a breach of such fiduciary duty (in which case any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the Investment Company Act), or (ii) a loss resulting from willful misfeasance, bad faith or gross negligence on its or their part in the performance of, or from reckless disregard by it or them of its or their obligations and duties under, this Agreement.
3.2           DeAMI does not assume responsibility for the acts or omissions of any other person.
3.3           DeAMI shall not be liable for any losses caused by disturbances of its operations by virtue of force majeure, riot, or damage caused by nature or due to other events for which it is not responsible (e.g., strike, lock-out or acts of domestic or foreign authorities).
4.           Services Not Exclusive. It is understood that the services of DeAMI are not deemed to be exclusive, and nothing in this Agreement shall prevent DeAMI or any of its affiliates from providing similar services to other investment companies and other clients (whether or not their investment objectives and policies are similar to those of the Fund) or from engaging in other activities. When other clients of DeAMI desire to purchase or sell a security at the same time such security is purchased or sold for the Fund, such purchases and sales will, to the extent feasible, be allocated among the Fund and such clients in a manner believed by DeAMI to be equitable to such clients.
5.           Notice. Any notice or other communication required to be given pursuant to this Agreement shall be in writing or by telex and shall be effective upon receipt. Notices and communications shall be given to (1) the Fund at Deutsche Asset Management, One Beacon Street, Boston, MA 02108, Attention: Secretary; and (2) DeAMI at Mainzer Landstrasse 178-190, Frankfurt am Main, Germany, Attention: Managing Director, Investment Policy Committee.
6.           Miscellaneous.
6.1           This Agreement is effective February 1, 2012, and shall continue in effect until
January 31, 2013 and thereafter so long as its continuance is approved at least annually in the manner required by the Investment Company Act. The annual approva1 of the continuance of this Agreement shall be confirmed to DeAMI by the Fund in writing. Notwithstanding the foregoing, this Agreement may be terminated by the Fund in the manner prescribed by the Investment Company Act, without the payment of any penalty, at any time upon not less than sixty days’ prior written notice to DeAMI, or by DeAMI upon not less than sixty days’ written notice to the Fund. This Agreement shall automatically terminate in the event of its assignment (as defined in the Investment Company Act).
6.2           This Agreement shall be construed in accordance with the laws of the Federal Republic of Germany.
6.3           The captions in this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.
6.4           If any provisions of this Agreement shall be held or made invalid, in whole or in part, the other provisions of this Agreement shall remain in force. Invalid provisions shall, in accordance with the intent and purpose of this Agreement, be replaced by such valid provisions which in their economic effect come as close as legally possible to such invalid provisions.
6.5           Nothing herein shall be construed as constituting DeAMI an agent of the Fund.
6.6           DeAMI shall be entitled to rely on any notice or other communication believed by it to be genuine and correct and to have been sent to it by or on behalf of the Fund.
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 E:\Electronic Working Files\03 - NSAR\2012\6-30-2012\The New Germany Fund, Inc\03-Exhibits\Item 77Q1 NGF.doc

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first above written.
THE NEW GERMANY FUND, INC.

By:       /s/John Millette
Name: John Millette
Title: Secretary

DEUTSCHE ASSET MANAGEMENTINTERNATIONAL GmbH

By:       /s/Stephan Scholl
Name: Stephan Scholl
Title: Managing Director

By:       /s/Michael Koch
Name: Michael Koch
Title: Director

[Signature Page to Investment Advisory Agreement]